Exhibit 99.1

Medigus Signed an Exclusive Agreement with Elbit Systems Land for the Distribution in Mexico of Pandemic Response Ventilators for COVID-19 Patients

OMER, Israel, May 15, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, announced today the signing of an exclusive distribution agreement with Elbit Systems Land, a subsidiary of Elbit Systems Ltd (Nasdaq and TASE: ESLT) for a period of one year.

Elbit Systems manufactures LifeCan, an innovative pandemic response ventilator. As part of the agreement, Medigus will obtain exclusive rights from Elbit Systems, for marketing and sale of this product to customers in Mexico.

Medigus will be responsible for obtaining and maintaining licenses and approvals required by the Mexican regulations, including health administration authorities. In order to start the regulatory process, Medigus acquired two LifeCan systems that will assist the company in obtaining the required permits for the marketing and selling of the ventilators.

The Coronavirus pandemic has exposed an acute global shortage of ventilators, highlighting the need for large-scale accessibility and deployment of ventilation devices in times of crisis. Hospital ventilator machines are expensive and must be reserved for the most critically ill patients.

The LifeCan ventilator was developed and invented by LifeCan Medical Ltd to provide cost-effective, mechanical ventilation for a wide range of clinical settings, for immediate and widescale deployment. Highly portable, Life-Can provides a readily available ventilation solution capable of extended operation at a stable and accurate frequency and volume, according to pre-defined parameters. The device features preset rate/tidal volume, built-in air pressure sensors, failure indicator, and a backup battery.

LifeCan ventilator is a proprietary technology that was developed by LifeCan Medical Ltd and designed in cooperation with doctors, engineers, quality and regulation personnel, to meet the standards of performance and safety required for emergency ventilators. The device is designed for quick and easy operation, intuitive for use by medical personnel, and with minimum training required for non-professional healthcare providers.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of payments made to the Company for nor the successful supply of the ordered products. Each purchase and sale of LifeCan ventilators will be subject to the agreement of terms between Medigus, Elbit Systems and prospective customers and there is no guarantee that Medigus will obtain any purchases orders pursuant to the Distribution Agreement with Elbit Systems. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com